SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated July 31, 2013.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI posts 141% revenue growth in Q3-F2013

Records 63 cents in diluted EPS before integration costs and a one-time tax benefit

Q3-F2013 year-over-year highlights

•	Revenue of $2.57 billion, up 141.1%;
•	Bookings of $2.8 billion, up 86.4%;
•	Backlog of $18.7 billion, up 37.7%;
•	Adjusted EBIT of $291.2 million, up 113.7%;
•	Adjusted EBIT margin of 11.3%;
•	Net earnings of $200.4 million or diluted EPS of 63 cents, excluding integration costs and a one-time tax benefit;
•	Net earnings of $178.2 million, or diluted EPS of 56 cents on a GAAP basis, including integration costs and a one-time tax benefit;
•	Cash provided by operating activities of $133.2 million, or 42 cents per diluted share;
•	Net debt reduced by $41.3 million and repurchased 352,900 shares during the quarter;
•	Return on invested capital of 12.3%.

Note: All figures in Canadian dollars. Q3-F2013 MD&A, condensed financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, July 31, 2013 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2013 third quarter revenue of $2.57 billion, up 1.6% on a sequential basis and up 141.1% compared with the year ago period.

Adjusted EBIT was $291.2 million, representing a margin of 11.3%. This compares with $136.3 million in the year ago period.

Net earnings were $200.4 million, or 63 cents per diluted share, before integration costs of $53.5 million and a one-time tax benefit of $14.9 million. This compares with $93.0 million or 35 cents per diluted share in Q3-F2012. Including the integration costs and the tax benefit, on a GAAP basis, net earnings were $178.2 million and diluted earnings per share were 56 cents.

The Company generated $133.2 million in cash from operating activities during the quarter. Excluding acquisition and integration related cash disbursements, CGI has generated $804 million in cash from operating activities through the first nine months of F2013, or $2.54 per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2013	Q2-F2013	Q3-F2012
Revenue	2,567.3	2,526.2	1,064.9
Adjusted EBIT	291.2	261.6	136.3
Margin	11.3%	10.4%	12.8%
Net earnings prior to integration costs and tax benefit Earnings per share (diluted) prior to integration costs and tax benefit	200.4 0.63	175.9 0.56	93.0 0.35
Acquisition-related and integration costs	53.5	81.4	6.7
One-time tax benefit	14.9	—	—
Net earnings	178.2	114.2	87.2
Earnings per share (diluted)	0.56	0.36	0.33
Weighted average number of outstanding shares (diluted)	317,653,145	315,760,249	267,418,867
Net finance costs	26.1	30.3	8.8
Net debt	2,873.0	2,914.3	633.4
Net debt to capitalization ratio	41.1%	43.0%	19.4%
Cash provided by operating activities	133.2	147.2	251.0
Days of sales outstanding (DSO)	49	46	49
Return on invested capital	12.3%	11.1%	11.8%
Bookings	2,754	2,210	1,478
Backlog	18,747	18,019	13,610

During the quarter, the Company booked $2.8 billion in new contract wins, extensions and renewals for a book to bill of 107%, bringing the last twelve months total bookings to $9.3 billion, or 101% of revenue. At the end of June 2013, the Company’s backlog of signed orders stood at $18.7 billion, up $5.1 billion compared with the same period last year and up $728 million sequentially.

“As we approach the first anniversary of our Logica merger, I am very pleased with the continued strengthening of our business performance and the ongoing progress we are making with respect to implementing our integration plan. We delivered significant margin expansion, accelerating our EPS accretion before acquisition-related and integration costs, above our original 25-30% commitment,” said Michael E. Roach, President and Chief Executive Officer. “Bookings in the quarter were solid, reflecting our focus on business development through increasing client awareness of our expanded and enhanced value-proposition.”

During the quarter, net debt was reduced by $41.3 million to $2.87 billion, representing a net debt to capitalization of 41.1% at the end of June 2013. At the end of Q3-2013, the Company had approximately $1.2 billion in available cash and unused credit facilities.

Q3-F2013 results conference call

Management will host a conference call at 9:00 a.m. Montreal time to discuss results. Participants may access the call by dialing (866) 226-1792 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 69,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annualized revenue in excess of C$10 billion and an order backlog exceeding C$18 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization, DSO and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber Senior Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: July 31, 2013	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer